SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TRIMERIS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,153,475
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,153,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON IN

Page 2 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,153,475
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,153,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON IN

Page 3 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,153,475
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,153,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON IN

Page 4 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,153,475
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,153,475
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,475
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON IN

Page 5 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Baker/Tisch Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 168,400
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 168,400
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON OO

Page 6 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Baker Bros. Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 273,950
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 273,950
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

Page 7 of 17 pages

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 442,350
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 442,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 896263100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 442,350
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 442,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON IN

Page 9 of 17 pages

           This Amendment No. 5 to Schedule 13G amends and supplements the statement on Schedule 13G previously filed by Four Partners, a New York general partnership, and other entities and individuals with the Securities and Exchange Commission.

Item 1.
(a)	Name of Issuer Trimeris, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 4727 University Drive Durham, North Carolina 27707
Item 2.
(a)	Name of Person Filing

           This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Baker/Tisch Investments, LLC, Baker Bros. Investments, LLC, Julian C. Baker and Felix J. Baker.

(b)	Address of Principal Business Office or, if none, Residence

           The addresses of the reporting persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	Mentor Partners, L.P. 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021

Page 10 of 17 pages

Baker/Tisch Investments, LLC	c/o Tisch Family Interests 667 Madison Avenue New York, New York 10021
Baker Bros. Investments, LLC	c/o Tisch Family Interests 667 Madison Avenue New York, New York 100211
Julian C. Baker	c/o Tisch Family Interests 667 Madison Avenue New York, New York 10021
Felix J. Baker	c/o Tisch Family Interests 667 Madison Avenue New York, New York 10021
(c)	Citizenship

           Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker is a United States citizen. Baker/Tisch Investments, LLC and Baker Bros. Investments, LLC are limited liability companies organized under the laws of the State of Delaware.

(d)	Title of Class of Securities Common stock, par value $0.001 per share (the “Common Stock”)
(e)	CUSIP Number 896263100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act

Page 11 of 17 pages

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan or Endowment Fund, see § 240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent holding company or control person, in accordance with § 240.13d-1(b)(1)(ii)(G)
(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(H)
Item 4.	Ownership

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

           Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

Page 12 of 17 pages

        Name of                 Amount and Nature of               % of Class
    Beneficial Owner            Beneficial Ownership             Outstanding(1)

Four Partners                          865,150                        5.5%
Andrew Tisch GRAT VII                  230,701                        1.5%
Daniel Tisch GRAT VII                  230,701                        1.5%
James Tisch GRAT VII                   230,701                        1.5%
Thomas Tisch GRAT VII                  230,701                        1.5%
Andrew Tisch 2000 GRAT II               38,325                        0.2%
Daniel Tisch 2000 GRAT II               38,325                        0.2%
James Tisch 2000 GRAT II                38,325                        0.2%
Thomas Tisch 2000 GRAT II               38,325                        0.2%
Andrew Tisch 2000 GRAT VII              19,299                        0.1%
Daniel Tisch 2000 GRAT VII              19,299                        0.1%
James Tisch 2000 GRAT VII               19,299                        0.1%
Thomas Tisch 2000 GRAT VII              19,299                        0.1%
Baker/Tisch Investments                168,400                        1.1%
Baker Bros. Investments                273,950                        1.7%

Total                                2,460,800                       15.6%
(1)	The ownership percentages set forth in the table above are based on 15,814,344 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2000.

           Each person listed above has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed after its, his or her name, except as follows:

(1)	Each of the GRATs is a grantor retained annuity trust in which the grantor holds an annuity interest and in which the remainder interest was created in favor of a trust or trusts for the grantor’s offspring. Thomas J. Tisch is the grantor and Andrew H. Tisch is the trustee of Thomas Tisch GRAT VII. Daniel R. Tisch is the grantor and James S. Tisch is the trustee of Daniel Tisch GRAT VII. James S. Tisch is the grantor and Thomas J. Tisch is the trustee of James Tisch GRAT VII. Andrew H. Tisch is the grantor and Daniel R. Tisch is the trustee of Andrew Tisch GRAT VII. Thomas J. Tisch is the grantor and Andrew H. Tisch is the trustee of Thomas Tisch 2000 GRAT II. Daniel R. Tisch is the grantor and James S. Tisch is the trustee of Daniel Tisch 2000 GRAT II. James S. Tisch is the grantor and Thomas J. Tisch is the trustee of James Tisch 2000 GRAT II. Andrew H. Tisch is the grantor and Daniel R. Tisch is the trustee of Andrew Tisch 2000 GRAT II. Thomas J. Tisch is the grantor and Andrew H. Tisch is the trustee of

Page 13 of 17 pages

Thomas Tisch 2000 GRAT VII. Daniel R. Tisch is the grantor and James S. Tisch is the trustee of Daniel Tisch 2000 GRAT VII. James S. Tisch is the grantor and Thomas J. Tisch is the trustee of James Tisch 2000 GRAT VII. Andrew H. Tisch is the grantor and Daniel R. Tisch is the trustee of Andrew Tisch 2000 GRAT VII. By virtue of their status as trustees of the respective GRATs, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to beneficially own shares owned by those GRATs of which he is trustee and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(2)	By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

(3)	By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

(4)	Julian C. Baker and Felix J. Baker may be deemed to beneficially own shares owned by Baker/Tisch Investments and Baker Bros. Investments and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Item 5.	Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A

Page 14 of 17 pages

Item 8.	Identification and Classification of Members of the Group

           N/A

Item 9.	Notice of Dissolution of Group

           N/A

Item 10.	Certifications

           By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 15, 2001

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

BAKER/TISCH INVESTMENTS, LLC By Baker/Tisch Capital, LLC, its Managing Member
By	/s/ Julian C. Baker

Julian C. Baker, Managing Member

Page 15 of 17 pages

BAKER/BROS. INVESTMENTS, LLC By Baker Bros. Capital, LLC, its Managing Member
By	/s/ Julian C. Baker

Julian C. Baker, Managing Member

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 16 of 17 pages

AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13G dated February 15, 2001 relating to the Common Stock, $0.001 par value per share, of Trimeris Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 15, 2001

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

BAKER/TISCH INVESTMENTS, LLC By Baker/Tisch Capital, LLC, its Managing Member
By	/s/ Julian C. Baker

Julian C. Baker, Managing Member

BAKER/BROS. INVESTMENTS, LLC By Baker Bros. Capital, LLC, its Managing Member
By	/s/ Julian C. Baker

Julian C. Baker, Managing Member

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 17 of 17 pages